Mail Stop 3561

April 2, 2009

By Facsimile and U.S. Mail

Ms. Karen M. Hoguet
Chief Financial Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH   45202

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2008**
> **Filed April 1, 2008**
> **Form 10-Q for the Fiscal Quarters Ended May 3, 2008,**
> **August 2, 2008, and November 1, 2008**
> **File No. 1-13536**

Dear Ms. Hoguet:

We have reviewed your supplemental response letters dated March 13, 26, 27 and 30, 2009. As noted in our comment letter dated May 22, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your filings. We have read the disclosure in your Form 10-K for the Fiscal Year Ended January 31, 2009 filed on April 1, 2009, specifically as it relates to certain comments we discussed with you in a conference call on March 31, 2009 regarding your disclosure of your goodwill impairment. We wish to reiterate such comments as indicated below.

Form 10-K for the Fiscal Year Ended February 2, 2008

General

1.   Please submit your correspondence dated March 27, 2009 and March 30, 2009 on EDGAR. Where you have requested confidential treatment for any portion of your correspondence to us, the redacted version of the letter should be submitted on EDGAR.

Form 10-Q for the Fiscal Quarter Ended November 1, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.	Your discussion of the determination of fair value of each reporting unit's fair value implies the annual business plan is the basis for forecasting future cash flows. Your discussion of the Christmas selling season coupled with the general economic environment suggests those events had a negative impact on your most recent annual business plan. You should quantify the resultant decrease in your cash flows due to the negative events. Such quantification should indicate the extent and time frame of the decline in cash flows. We would accept quantification in whatever term management believes is useful to help a reader understand the magnitude of revise cash flow projections on the amount of goodwill impaired.

3.	As discussed, your sensitivity analysis is not consistent with the guidance in SEC Release No. 33-8350. As previously requested, please disclose the key assumptions you used to determine fair value such as assumed growth (or decline) rates, discount rates, and any other significant assumption. Disclose how fair value would fluctuate on the basis of reasonably likely changes in any one assumption.

4.	We note your discussion of your initial determination of fair value using a weighted average cost of capital calculation. Since your initial weighted average cost of capital was not consistent with a market place participant assumption and therefore, did not result in a fair value in accordance with GAAP, we are unclear on the relevancy of disclosing your initial value indication. Please consider revising to indicate that your initial value indication was something other than fair value and provide more detail on the assumptions that were utilized in your discount rate calculation to estimate fair value.

Notes to Consolidated Financial Statements

Note 4. Asset Impairment Charges

5.	Please provide us with a comprehensive analysis (both qualitative and quantitative) supporting your conclusion that the implied control premium is reasonable and valid as of your most recent analysis. The information submitted to date does not support your implied control premium which is significantly higher than the average and median control premiums provided.

6.	You have referenced a one month average stock price in your reconciliation of the fair value of the reporting units to the company's market capitalization. As discussed, the company's stock price declined in the second week of January after the release of December 2008 same store sales and downward revisions to forecasts to a level more comparable with prior and current averages. While we do not object to considering stock price over a reasonable period of time leading up to the impairment testing date, we do not understand why an average for the entire month of January 2009 is reasonable in light of the declines in the stock price in the second week of January 2009. Please provide us a detailed analysis supporting your use of a one month as opposed to a shorter period of time such as two weeks.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief